ORAL AGREEMENT SUMMARY

The below is a summary of the oral agreements between Mr. Perlowin and Perlowin Development Corp. regarding expenses of the offering and an acquisition.

Mr. Perlowin has agreed to pay all the expenses of the offering estimated at $11,507.13 and has in fact paid most of those fees prior to the filing of this prospectus. Mr. Perlowin has also agreed to pay all expenses of finding, doing due diligence and completing an acquisition. It is anticipated that these expenses will be between $15,000 and $20,000.